

16014388

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
413

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Winzenburg & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2530
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Starshak (312) 444-9367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC
(Name – *if individual, state last, first, middle name*)

585 Bank Lane	Lake Forest	IL	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Starshak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starshak Winzenburg & Co., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ASHLEY ALVES
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
December 17, 2018

Signature

President

Title

2-26-16

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PASQUESI
SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

STARSHAK WINZENBURG & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2015

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

We have audited the accompanying statement of financial condition of STARSHAK WINZENBURG & CO. (an Illinois S corporation) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of STARSHAK WINZENBURG & CO.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of STARSHAK WINZENBURG & CO.'s financial statements. The supplemental information is the responsibility of STARSHAK WINZENBURG & CO.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Pasquesi Sheppard LLC
Lake Forest, Illinois
February 23, 2016

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 63,517
Accounts receivable		7,640
Prepaid expenses		10,855
Total current assets		$ 82,012
FIXED ASSETS:		
Office equipment	$ 42,542	
Less -- Accumulated depreciation	(33,758)	8,784
OTHER ASSETS:		
FINRA and security deposits		5,832
Total assets		$ 96,628

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		$ 7,204
Accrued expenses		16,250
Deferred rent		4,200
Total current liabilities		$ 27,654
LONG-TERM LIABILITIES:		
Deferred rent		7,727
STOCKHOLDER'S EQUITY:		
Common stock –		
5,000 shares authorized with no par value;		
1,000 shares issued and outstanding	$ 50,500	
Additional paid-in capital	1,524,917	
Retained deficit	(1,514,170)	61,247
Total liabilities and stockholder's equity		$ 96,628

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE:		
Management and investment advisory income		$ 101,610
Rental income		18,000
Total revenue		$ 119,610
OPERATING EXPENSES:		
Employee compensation and benefits	$ 254,211	
Payroll taxes and expenses	13,870	
Insurance	3,268	
Occupancy	71,580	
Computer and office supplies	9,259	
Depreciation	1,202	
Communication and data processing	7,980	
Postage and delivery	473	
Dues and subscriptions	43,768	
Professional fees	24,110	
Regulatory fees, taxes and license expenses	12,354	
Education meetings and expenses	4,871	
Travel expenses	16,222	
Advertising	1,925	
Meals and entertainment	12,621	
Donations	2,330	480,044
Net loss		$ (360,434)

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2015	$ 50,500	$ 1,179,917	$ (1,153,736)	$ 76,681
Contributions	-	345,000	-	345,000
Net loss	-	-	(360,434)	(360,434)
Balances at December 31, 2015	$ 50,500	$ 1,524,917	$ (1,514,170)	$ 61,247

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(360,434)
Adjustments to reconcile net loss to net cash used for operating activities –		
Depreciation		1,202
Impact from changes in cash and cash equivalents –		
Accounts receivable		20,012
Prepaid expenses		(342)
Other assets		718
Accounts payable		(1,709)
Accrued expenses		13,125
Deferred rent		(3,082)
Net cash used for operating activities	$	(330,510)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment	$	(8,846)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions to additional paid-in capital	$	345,000
NET INCREASE IN CASH	$	5,644
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		57,873
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	63,517

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

Description of Company –

Starshak Winzenburg & Co. (the Company) is a private investment banking company that provides financial advisory services. Assignments include corporate finance engagements in which companies seek to raise debt and equity capital, restructure current obligations, acquire or divest assets, or request assistance with other financial issues. The Company also assists governmental and not-for-profit organizations in securities transactions and restructuring obligations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board, and the Securities Investor Protection Corporation and is a registered broker/dealer with the Securities and Exchange Commission.

Income Recognition –

Investment banking revenue includes fees arising from securities offerings in which the Company offers advisory services and fees earned from merger-and-acquisition and financial restructuring advisory services. The Company also provides other financial services, such as providing financial fairness opinions and constructing specialized financial models for clients. Rental income is generated from sub-leased real property. All sales are recorded on settlement date. Advisory fees and rental income are recognized as earned.

Cash and Cash Equivalents –

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments –

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses and management believes it is not exposed to any significant credit risk on cash.

The Company derived 95% of its revenues from two clients for the year ended December 31, 2015.

Accounts Receivable –

Management closely monitors outstanding accounts receivable and charges off, to expense, any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms. An allowance for doubtful accounts may be recorded based on management's estimate of the receivables that will be collected based on historical experience. At December 31, 2015, management determined that no allowance for doubtful accounts was necessary.

Fixed Assets –

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful life of office equipment not fully depreciated is three to seven years, depending on the asset.

Income Taxes –

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual stockholder.

The State of Illinois imposes a 1.5% replacement tax on the taxable earnings of S Corporations. At December 31, 2015, the Company has an Illinois net operating loss carry forward for tax purposes as follows:

	Amount	Expires
2006	$ 73,000	2018
2007	208,000	2019
2008	84,000	2020
2009	90,000	2021
2010	88,000	2022
2011	185,000	2023
2012	198,000	2024
2013	211,000	2025
2014	366,000	2026
2015	360,000	2027
	$ 1,863,000	

The net operating loss carry forward represents a deferred tax asset of approximately $28,000. Due to the uncertainty of future realization of this asset, a 100% valuation allowance was recorded against it at December 31, 2015.

U.S. generally accepted accounting principles (GAAP) imposes a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Management has determined that all of the Company's tax positions have a greater than 50% chance of being sustained if a taxing authority were to examine the positions. As such, management has not disclosed or recorded any uncertain tax positions in the financial statements.

The Company's federal income tax returns prior to 2012 are closed. State jurisdictions have statutes of limitations that generally range from three to five years.

Use of Estimates –
The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) LEASE COMMITMENT:

The Company leases its office under a non-cancelable operating lease which expires on May 31, 2018. Under the terms of the lease, the Company received rent abatement for the first five months. After the rent abatement period, rent is set at $3,548 per month with annual increases of approximately 3%. The Company is also responsible for a pro rata share of real estate taxes and operating expenses. Future minimum rent payments are as follows:

2016	$ 45,464
2017	46,581
2018	19,603
	$ 111,648

Rent expense, including taxes and expenses, was $70,498 in 2015.

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2015, the Company had net capital (as defined under Rule 15c3-1) of $27,936 which was $22,936 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital at December 31, 2015 was 127%. These amounts are not materially different from the unaudited amounts submitted in the FOCUS report for the year ended December 31, 2015.

(4) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to December 31, 2015, to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through the report date, the date which the financial statements were available to be issued.

STARSHAK WINZENBURG & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

NET CAPITAL:		
Total stockholder's equity from statement of financial condition	$	61,247
Nonallowable assets from statement of financial condition –		
Petty cash	$	200
Accounts receivable		7,640
Prepaid expenses		10,855
Fixed assets, net		8,784
FINRA and security deposits		5,832
Total nonallowable assets	$	33,311
Net capital	$	27,936
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness liabilities from statement of financial condition	$	35,381
Percentage of aggregate indebtedness to net capital		127%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital requirement (6-2/3% of total aggregate indebtedness)	$	2,359
Minimum dollar net capital requirement of reporting broker	$	5,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$	5,000
Excess net capital (net capital less required net capital)		22,936
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	21,936

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

The accompanying notes are an integral of of this schedule.

STARSHAK WINZENBURG & CO.

SCHEDULE II

REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.

The accompanying notes are an integral part of this schedule.



PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

STARSHAK WINZENBURG & CO.

EXEMPTION REPORT
DECEMBER 31, 2015

TOGETHER WITH INDEPENDENT ACCOUNTANT'S
REVIEW REPORT

PASQUESI
SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
STARSHAK WINZENBURG & CO.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) STARSHAK WINZENBURG & CO. identified the following provisions of 17 C.F.R. §15c3-3(k) under which STARSHAK WINZENBURG & CO. claimed an exemption from 17 C.F.R. §240.15c-3-3(k)(2)(i) (the "exemption provisions") and (2) STARSHAK WINZENBURG & CO. stated that STARSHAK WINZENBURG & CO. met the identified exemption provisions throughout the most recent fiscal year without exception. STARSHAK WINZENBURG & CO.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about STARSHAK WINZENBURG & CO.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Pasquesi Sheppard LLC
Lake Forest, Illinois
February 23, 2016

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 23, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Starshak Winzenburg & Co. (the "Broker") is a broker/dealer registered with the SEC and FINRA.

- Broker claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2015.

- Broker is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  (k)(2) The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

- Broker has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 through the period of January 1, 2015 through December 31, 2015 without exception.

- Broker has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period January 1, 2015 through December 31, 2015.

The above statements are true and correct to the best of my and the Broker's knowledge.

Signature: 

Name and Title: Thomas A. Starshak, VP

Date: February 23, 2016